Mail Processing Section
FEB 24 2012
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123

[redacted]

SECURITI)N

12010036

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dru Stock, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Fox Ledge Road
(No. and Street)

Kinnelon (City) NJ (State) 07405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Iozzi 212-344-3116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Iozzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dru Stock, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES W KING
Notary Public, State of New York
Registration #01KI4966231
Qualified In New York County
Commission Expires July 24, 2014

NY
NY

ON THIS 24TH DAY
JAN, 2012

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the President of
DRU Stock, Inc.

We have audited the accompanying statement of financial condition of Investment DRU Stock, Inc., as of December 31, 2011 and the related statements of income, changes in member equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DRU Stock, Inc., as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 10, 2012

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 95
Receivable from brokers and dealers	169,807
TOTAL ASSETS	$ 169,902

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 53,363
Bank lines of credit	40,992
Accounts payable	14,390
Taxes payable	13,015
TOTAL LIABILITIES	121,760
SHAREHOLDERS' EQUITY	
Common stock, 200 shares authorized; issued and outstanding	10,000
Additional paid-in capital	5,000
Retained earnings	33,142
TOTAL SHAREHOLDERS' EQUITY	48,142
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 169,902

The accompanying notes are an integral part of this statement.

DRU STOCK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2011

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

DRU Stock, Inc. (the "Company") was organized in the State of Delaware in March 1998 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") in November 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market LLC, and the NYSE Arca Inc. In this capacity, the Company operates an electronic order management system to facilitate order management of exchange listed and over-the-counter securities,

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2011, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis for financial statement reporting purposes while using the cash basis for income tax purposes. Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $29 being held in money market funds.

4. INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loan agreement.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $45,176, which exceeded the minimum requirement of $8,117 by $37,059. The Company's ratio of aggregate indebtedness to net capital was 2.70 to 1.

8. SUBSEQUENT EVENTS

Events have been evaluated through February 10, 2012, the date that these financial statements were available to be issued and no further information is required to be disclosed.

DRU STOCK, INC.

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENT

YEAR ENDED DECEMBER 31, 2011

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
DRU Stock, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by DRU Stock, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chatsworth Securities LLC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chatsworth Securities LLC.'s management is responsible for the Chatsworth Securities LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 20, 2011

DRU STOCK, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2011

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of the year ended December 31, 2011	July 28, 2011	$ 1,010	
SIPC-7 general assessment for the year ended December 31, 2011	January 31, 2012	998	$ 2,008
		$ 2,008	$ 2,008

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.

DRU STOCK, INC.

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dru Stock, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Fox Ledge Road
(No. and Street)

Kinnelon (City) NJ (State) 07405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Iozzi 212-344-3116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Iozzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dru Stock, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES W KING
Notary Public, State of New York
Registration #01KI4966231
Qualified In New York County
Commission Expires July 24, 2014

NY
NY

Michael Iozzi
Signature

CEO
Title

Notary Public

ON THIS 24TH DAY
JAN, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the President of
DRU Stock, Inc.

We have audited the accompanying statement of financial condition of DRU Stock, Inc., as of December 31, 2011 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of DRU Stock, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
February 10, 2012

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 95
Receivable from brokers and dealers	169,807
TOTAL ASSETS	$ 169,902

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 53,363
Bank lines of credit	40,992
Accounts payable	14,390
Taxes payable	13,015
TOTAL LIABILITIES	121,760
SHAREHOLDERS' EQUITY	
Common stock, 200 shares authorized; issued and outstanding	10,000
Additional paid-in capital	5,000
Retained earnings	33,142
TOTAL SHAREHOLDERS' EQUITY	48,142
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 169,902

The accompanying notes are an integral part of this statement.

DRU STOCK, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE		
Commissions		$ 822,144
Interest, dividends and other income		2,334
TOTAL REVENUE		824,478
EXPENSES		
Office expenses	$ 167,624	
Employee compensation	144,195	
Officers' salaries	128,319	
Travel, entertainment and promotion	57,360	
Regulatory fees	48,909	
Taxes other than those on income	25,467	
Clearance expense	18,519	
Telephone	16,654	
Professional fees	15,200	
Employee benefits	9,133	
Floor brokerage expense	8,285	
Error expense	8,000	
Insurance	4,117	
Dues and subscriptions	840	
Computer Expense	560	
TOTAL EXPENSES		653,182
INCOME BEFORE PROVISION FOR INCOME TAXES		171,296
PROVISION FOR INCOME TAXES		
State	500	
City	21,563	22,063
NET INCOME		$ 149,233

The accompanying notes are an integral part of this statement.

DRU STOCK, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	TOTAL	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
SHAREHOLDERS' EQUITY - January 1, 2011	$ 21,683	$ 10,000	$ 5,000	$ 6,683
Capital withdrawals	(122,774)	-	(122,774)	-
Net income	149,233	-	-	149,233
SHAREHOLDERS' EQUITY - December 31, 2011	$ 48,142	$ 10,000	$ (117,774)	$ 155,916

The accompanying notes are an integral part of this statement.

DRU STOCK, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 149,233
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from brokers and dealers	$ (53)	
Other assets	934	
Increase (decrease) in operating liabilities:		
Accounts payable	29,085	
Bank lines of credit	(22,239)	
Taxes payable	(12,433)	
Accrued expenses and other liabilities	(46,184)	
TOTAL ADJUSTMENTS		(50,890)
NET CASH PROVIDED BY OPERATING ACTIVITIES		98,343
NET DECREASE IN CASH		(24,431)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		24,526
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 95
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
Taxes paid		$ 32,937

The accompanying notes are an integral part of this statement.

DRU STOCK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

DRU Stock, Inc. (the "Company") was organized in the State of Delaware in March 1998 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") in November 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market LLC, and the NYSE Arca Inc. In this capacity, the Company operates an electronic order management system to facilitate order management of exchange listed and over-the-counter securities,

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2011, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis for financial statement reporting purposes while using the cash basis for income tax purposes. Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $29 being held in money market funds.

4. INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loan agreement.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $45,176, which exceeded the minimum requirement of $8,117 by $37,059. The Company's ratio of aggregate indebtedness to net capital was 2.70 to 1.

8. SUBSEQUENT EVENTS

Events have been evaluated through February 10, 2012, the date that these financial statements were available to be issued and no further information is required to be disclosed.

DRU STOCK, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2011

CREDITS	
Shareholders' equity	$ 48,142
DEBITS	
Aged receivables from brokers and dealers	2,966
NET CAPITAL	45,176
Minimum net capital requirement	8,117
EXCESS NET CAPITAL	$ 37,059
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 121,760

Ratio of aggregate indebtedness to net capital 2.70 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying Independent Auditors' report.

DRU STOCK, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2011

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report.

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the President of
DRU Stock, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DRU Stock, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe then a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 10, 2012